UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of	February	2025
Commission File Number	001-41722

MAC COPPER LIMITED

(Translation of registrant's name into English)

3rd Floor, 44 Esplanade St. Helier, Jersey, JE4 9WG Tel: +(817) 698-9901
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On February 24, 2025, MAC Copper Limited released its 2024 Resource and Reserve Statement and Production Guidance for the CSA Copper Mine. A copy of the announcement is attached hereto as Exhibit 99.1, a copy of the consent of Jan Coetzee is attached hereto as Exhibit 23.1 and a copy of the consent of Eliseo Apaza is attached hereto as Exhibit 23.2.

This Report on Form 6-K, including all exhibits hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-276216) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

23.1	Consent of Jan Coetzee.
23.2	Consent of Eliseo Apaza.
99.1	Press Release of MAC Copper Limited dated February 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAC COPPER LIMITED
(Registrant)

Date:	February 24, 2025	By:	/s/ Michael James McMullen
			Name:	Michael James McMullen
			Title:	Chief Executive Officer